Exhibit 99.1

YY Group Holding Celebrates Hong Ye Group’s Wins for Excellence in Workplace and Cleaning Innovation

SINGAPORE, November 20, 2024 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”) is proud to congratulate its subsidiary, Hong Ye Group, on receiving two prestigious awards: the HR Asia Best Companies to Work for in Asia 2024 and the Best Cleaning Company at the Let’s Observe Ourselves Awards (LOO Awards).

HR Asia Best Companies to Work for in Asia 2024

On November 15, Hong Ye Group was celebrated among Asia’s top employers at the HR Asia Best Companies to Work for in Asia 2024 awards ceremony at Marina Bay Sands, Singapore. Rachel Xu, Chief Human Resources Officer (CHRO) of YY Group Holding Limited, proudly accepted the award on behalf of the company.

Mike Fu, CEO of YY Group Holding Limited, expressed his gratitude for the recognition:

“We are thrilled to be named one of Asia’s Best Companies to Work For. This achievement is a testament to our efforts in fostering a supportive and inclusive environment where every employee can thrive. We thank all our staff for their dedication and contributions, which have made this possible.”

Best Cleaning Company (LOO Awards)

Further cementing its industry leadership, Hong Ye Group received the Best Cleaning Company award at the LOO Awards ceremony on November 19, held at Heartbeat @ Bedok, Singapore. Jason Phua, Chief Financial Officer (CFO) of YY Group Holding Limited, accepted the award on behalf of the company.

Commenting on the achievement, Mike later remarked:

“Winning the Best Cleaning Company reflects the exceptional collaboration between our Cleaning Division and IT team. Their dedication to maintaining cleaning excellence and integrating innovative technologies has raised the bar for operational standards. We are deeply grateful for their efforts.”

Acknowledgment and Commitment

Hong Ye Group extends heartfelt thanks to its employees across all divisions for their unwavering support and hard work. These accolades highlight the Company’s commitment to cultivating a thriving workplace culture and driving innovation in cleaning services. As the company celebrates these milestones, it remains committed to its mission of delivering excellence in service and creating a conducive environment for both employees and clients.

About YY Group Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences.

For more information on the Company, please log on to https://yygroupholding.com/.

About Hong Ye Group

Hong Ye Group, a subsidiary of YY Group Holding Limited, is renowned for its exceptional facility management services, catering to a wide range of sectors including hospitality, corporate, and healthcare. Known for its high standards and commitment to quality, Hong Ye Group continuously strives to enhance operational efficiency and customer satisfaction through its integrated facility management solutions.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com